SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐    No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated October 13, 2006, entitled “SMIC Holds 2006 Technology Symposium in Shenzhen.”

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: October 17, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated October 13, 2006, entitled “SMIC Holds 2006 Technology Symposium in Shenzhen.”

Exhibit 99.1

SMIC Holds 2006 Technology Symposium in Shenzhen

(Shenzhen, China, 2006-10-13) Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) held its technology symposium in Shenzhen on October 13th, 2006, attracting an audience of semiconductor industry professionals.

At the symposium, Mr. Li Min, CEO of Fuzhou Rockchip Electronics Co.,LTD, gave a keynote presentation on “Digital consumer electronics market & local IC fables”.

In addition, SMIC speakers presented the company’s latest developments and services in logic technologies, mixed-sign, RF, spice modeling, and memory, high voltage, sensor, and display technologies. SMIC and its technology partners also shared their experiences in dealing with 0.13um and 90 nm design challenges.

Held concurrently with the technology symposium was an exhibition where SMIC’s design services and assembly partners displayed their products and services.

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35mm to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.